SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of November, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Notification of voting rights pursuant to Art. 25a WpHG We received the following notification pursuant to Art. 25a WpHG on October 29, 2015:

1. Listed company: AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS Group AG, Zurich, Switzerland

3. Triggering event: Exceeding Threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 23.10.2015

6. Total amount of voting rights: 10.26% (equals 11559885 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.73%
(equals 4205933 voting rights) thereof held indirectly: 3.73% (equals 4205933 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 2.35%
(equals 2644960 voting rights) thereof held indirectly: 2.35% (equals 2644960 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 4.18% (equals 4708992 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

Chain of controlled undertakings: UBS AG

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 01.04.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 21.08.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 27.08.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 22.09.2017

ISIN or name/description of the financial/other instrument: Physically Settled Put Option Maturity:
Expiration date: 18.12.2015

Furthermore we received the following notification pursuant to Art. 25a WpHG on October 29, 2015:

1. Listed company: AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event: Exceeding Threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 23.10.2015

6. Total amount of voting rights: 10.26% (equals 11559885 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.73% (equals 4205933 voting rights) thereof held indirectly: 0.00% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 2.35% (equals 2644960 voting rights) thereof held indirectly: 0.76% (equals 854865 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 4.18% (equals 4708992 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 01.04.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 21.08.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 27.08.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 22.09.2017

ISIN or name/description of the financial/other instrument: Physically Settled Put Option Maturity:
Expiration date: 18.12.2015

Furthermore we received the following notification pursuant to Art. 25a WpHG on October 29, 2015:

1. Listed company: AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS Group AG, Zurich, Switzerland

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 26.10.2015

6. Total amount of voting rights: 9.87% (equals 11130286 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.55%
(equals 3997079 voting rights) thereof held indirectly: 3.55% (equals 3997079 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 2.35%
(equals 2646501 voting rights) thereof held indirectly: 2.35% (equals 2646501 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 3.98% (equals 4486706 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

Chain of controlled undertakings: UBS AG

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 01.04.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 21.08.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 27.08.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 22.09.2017

ISIN or name/description of the financial/other instrument: Physically Settled Put Option Maturity:
Expiration date: 18.12.2015

Furthermore we received the following notification pursuant to Art. 25a WpHG on October 29, 2015:

1. Listed company: AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 26.10.2015

6. Total amount of voting rights: 9.87% (equals 11130286 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.55%
(equals 3997079 voting rights) thereof held indirectly: 0.00% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 2.35%
(equals 2646501 voting rights) thereof held indirectly: 0.73% (equals 819873 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 3.98% (equals 4486706 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 01.04.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 21.08.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 27.08.2018

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swaps Maturity: Expiration date: 22.09.2017

ISIN or name/description of the financial/other instrument: Physically Settled Put Option Maturity:
Expiration date: 18.12.2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	November 3, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO